Exhibit 99.1

RRSAT BROADCASTING ADDITIONAL 3D PROGRAMMING FOR FASHIONTV H3D

FashionTV responds to increased demand for 3D TV content

Airport City Business Park, Israel – October 11, 2011 – RRsat Global Communications Network Ltd. (NASDAQ: RRST), a leading provider of comprehensive content management and global distribution services to the television and radio broadcasting industries, announced that it will broadcast an increase in 3D programming for FashionTV H3D on AsiaSat 5, Eurobird 9a and Intelsat 805 satellites.

Due to its belief in the rapid penetration of 3D TV sets, FashionTV has decided to extend its FashionTV H3D broadcast of 3D fashion shows.  As announced by RRsat and FashionTV in February 2011, viewers and operators of AsiaSat 5, Eurobird 9a and Intelsat 805 satellites have been able to experience FashionTV’s 3D programming in the beta test mode four times a day for 10 minutes each. After ten months of testing, FashionTV has decided to extend this to a regular 30 minute 3D window four times per day beginning December 1, 2011.

According to FashionTV, viewers with 3D TV sets need only switch over to the 3D mode, while viewers without 3D mode may continue to see FashionTV shows as side-by-side pictures, appearing as if it were a graphic effect.  The models in this mode appear slimmer, and are seen two times, side by side; the music and atmosphere of the show can be received in both the 3D and normal HD modes. For those viewers who wish to see the program as a full screen, may watch FashionTV in SD, if available from the same operator.

FashionTV expects to start that the promotion of the new 3D service will start on FTV SD, HD, and on the ftv.com website starting November 1, 2011.

Michel Adam, President and CEO of Fashion TV said, “FashionTV is a leader in fashion and technology broadcasting.  Our increased 3D programming is one more step in offering our customers and viewers a new technology with limited cost increases.  With the new FashionTV H3D, which has been tested now over the last 10 months, operators and viewers only need a 3D TV set and do not need new setup boxes nor software to experience FashionTV in 3D.”

Mr. David Rivel, CEO and founder of RRsat has said: “We are very excited to be working closely with customers like FashionTV in the early adoption of playout and distribution of 3D programming.  RRsat offers its customers a full range of advanced end-to-end solutions providing innovation while maintaining robust and reliable quality of service.”

About RRsat Global Communications Network Ltd.
RRsat Global Communications Network Ltd. (NASDAQ: RRST) provides global, end-to-end, content management and distribution services to the rapidly expanding television and radio broadcasting industries, covering more than 150 countries. Through its RRsat Global Network, composed of satellite and terrestrial fiber optic capacity and the public Internet, RRsat provides high-quality and flexible global distribution services 24/7 to more than 630 channels reaching multiplatform operators, Internet TV and direct-to-home viewers worldwide and also offers occasional use services for sports, news and events with a fleet of flyaways and over 10 transportable satellite news gathering services (SNG) units.  More than 130 television and radio channels use RRsat’s advanced production and playout centers comprising comprehensive media asset management services. Visit the company's website www.rrsat.com

About FashionTV
FashionTV broadcasts in 193 countries to over 350 million households and 7 million public locations across the 5 continents; it is the only 24-hour fashion, beauty & lifestyle television station worldwide. Based in Paris, France since 1997, Fashion TV is streamed through 30 satellites and thousands of cable operators and its content focuses on fashion shows, backstage access, photographers, models and celebrities. For more information visit FashionTV’s web site www.ftv.com

Information in this press release concerning FashionTV is based on information provided by FashionTV and has not been independently verified by RRsat.

This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding (i) the growth of our business and the television and radio broadcasting industries, (ii) our expectation to expand our client base and sell additional services to our existing client base, (iii) our ability to successfully integrate the teleports we acquired, (iv) our ability to develop and commercialize the RRinternetTV service, (v) our expectation to extend the average length of our contracts in the future, (vi) our ability to develop, expand and commercialize our HD Platform, (vii) our ability to report future successes, (viii) our ability to expand our activity in the American market, and (ix) our intention to distribute dividends in the future and the size of any dividends declared. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including the risks indicated in our filings with the Securities and Exchange Commission (SEC). For more details, please refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F for the year ended December 31, 2010 and our Current Reports on Form 6-K.

Company Contact Information: Dr. Beth Erez, Sr. Advisor Tel: +972 3 9280808 Email: marketing@RRsat.com	External Investor Relations Contacts: Ehud Helft / Porat Saar Tel: 1 646 233 2161 rrsat@ccgisrael.com